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FORM 4                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
------                                            WASHINGTON, D.C. 20549                             -------------------------------
                                                                                                      OMB Number          3235-0287
|_| Check this box if                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  Expires:    December 31, 2001
    no longer subject                                                                                 Estimated average burden
    to Section 16.        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,     hours per response........0.5
    Form 4 or Form 5           Section 17(a) of the Public Utility Holding Company Act of 1935       -------------------------------
    obligations may               or Section 30(f) of the Investment Company Act of 1940
    continue.  See
    Instruction 1(b)
(Print or Type Responses)
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1.Name and Address of Reporting Person*  2.Issuer Name AND Ticker or Trading Symbol  6.Relationship of Reporting Person(s) to Issuer
                                                                                                   (Check all applicable)
 Kessock      Alan            E.           Ultimate Electronics, Inc. (ULTE)              X  Director             10% Owner
-------------------------------------------------------------------------------------    ---                  ---
 (Last)      (First)        (Middle)     3.IRS or Social Security  4.Statement for        X  Officer (give        Other (Specify
                                           Number of Reporting       Month/Year          --- title below)     ---         below)
                                           Person, if an entity
 c/o Ultimate Electronics, Inc.            (Voluntary)                August/2001        Senior Vice President-Finance, Chief
 321 West 84th Avenue, Suite A                                                           Financial Officer, Treasurer, Secretary
-----------------------------------------                          ----------------------------------------------------------------
                (Street)                                           5.If Amendment,    7.Individual or Joint/Group Filing
                                                                     Date of Original   (Check applicable line)
                                                                     (Month/Year)         X  Form filed by One Reporting Person
Thornton       CO             80260                                                      ---
-----------------------------------------                                                    Form filed by More than One
(City)       (State)          (Zip)                                                      --- Reporting Person
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                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security    2.Trans-   3.Transaction  4.Securities Acquired (A)      5.Amount of        6.Ownership        7.Nature of
  (Instr. 3)             action     Code           or Disposed of (D)             Securities         Form:              Indirect
                         Date       (Instr. 8)     (Instr. 3, 4 and 5)            Beneficially       Direct (D) or      Beneficial
                                  ----------------------------------------------  Owned at End       Indirect (I)       Ownership
                         (Month/                                                  of Month           (Instr. 4)         (Instr. 4)
                         Day/       Code     V       Amount  (A) or    Price      (Instr. 3 and 4)
                         Year)                               (D)
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Common Stock,            8/24/01      M             13,464    A        $3.375                            D
 $.01 par
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Common Stock,            8/24/01      M              1,973    A        $3.00                             D
 $.01 par
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Common Stock,            8/24/01      M              4,563    A        $2.75                             D
 $.01 par
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Common Stock,            8/24/01      M             13,464    D        $28.2481                          D
 $.01 par
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Common Stock,            8/24/01      M              1,973     D       $28.2481                          D
 $.01 par
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Common Stock,            8/24/01      M              4,563     D       $28.2481        1,952.7**         D
 $.01 par
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Includes 952.7 shares acquired through the Company's employee stock purchase plan.

                                   Potential persons who are to respond to the collection of information
                                   contained in this form are not required to respond unless the form                         (Over)
                                   displays a currently valid OMB control number.                                    SEC 1474 (3-99)

FORM 4 (continued)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative  2. Conver-    3. Trans-   4. Trans-    5. Number of       6. Date Exer-   7. Title and Amount  8. Price
   Security                sion or       action      action       Derivative         cisable and     of Underlying        of
   (Instr. 3)              Exercise      Date        Code         Securities         Expiration      Securities           Deriv-
                           Price of                  (Instr. 8)   Acquired (A) or    Date            (Instr. 3 and 4)     ative
                           Deriv-        (Month/                  Disposed of (D)    (Month/Day/                          Secur-
                           ative         Day/                     (Instr. 3, 4,      Year)                                ity
                           Security      Year)                    and 5)                                                  (Instr. 5)
                                                  --------------------------------------------------------------------
                                                                                  Date     Expira-           Amount or
                                                    Code   V      (A)      (D)    Exer-    tion      Title   Number of
                                                                                  cisable  Date              Shares
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Employee Stock Options     $3.375        8/24/01     M                    13,464  Note 1  09/03/06   Common    13,464
                                                                                                     Stock
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Employee Stock Options     $3.00         8/24/01     M                    1,973   Note 2  02/01/07   Common     1,973
                                                                                                     Stock
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Employee Stock Options     $2.75         8/24/01     M                     4,563  Note 3  02/01/07   Common     4,563
                                                                                                     Stock
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Employee Stock Options     $28.1875      2/5/01      M     V     10,000           Note 4  02/05/11   Common    10,000
                                                                                                     Stock
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1. Title of Derivative     9. Number of         10. Ownership         11. Nature of
   Security                   Derivative            Form of               Indirect
   (Instr. 3)                 Securities            Derivative            Beneficial
                              Beneficially          Security:             Ownership
                              Owned at End          Direct (D) or         (Instr. 4)
                              of Month              Indirect (I)
                              (Instr. 4)            (Instr. 4)
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Employee Stock Options          38,025                   D
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Employee Stock Options             0                     D
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Employee Stock Options             0                     D
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Employee Stock Options          10,000                   D
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Explanation of Responses:

Note 1:  The options became exercisable in three equal annual installments commencing February 3, 1998.
Note 2:  The options became exercisable in three equal annual installments commencing September 3, 1997.
Note 3:  These options were granted on January 31, 1997 as part of 73,511 options granted in exchange for the cancellation of options granted to Mr. Kessock in fiscal 1994, 1995 and 1996.  These options vest and become exercisable in equal annual installments over the six years following the date of grant of the options for which they were exchanged.
Note 4:  The options are exercisable in three equal annual installments commencing February 5, 2002.


                                                                                /s/Alan E. Kessock               September 6, 2001
** Intentional misstatements or omissions of facts                          ----------------------------------  -------------------
   constitute Federal Criminal Violations.                                         Alan E. Kessock                     Date
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this
form are not required to respond unless the form displays a currently valid OMB number.                                       Page 2